LAW OFFICES OF
DAVID P. STROLLE, JR.
THE FORUM
8000 I.H. 10 WEST, SUITE 600
SAN ANTONIO, TEXAS 78230

Phone (210) 524-7720	david@strollelaw.com	Fax (210) 524-7721

April 2, 2013

Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Brad Skinner

RE:  Tootie Pie Company, Incorporated

Dear Mr. Skinner:

Your letter dated March 18, 2013 directed to Tootie Pie Company, Incorporated, hereinafter “the Company”, has been forwarded to me for a response. In addition to my previous letter dated November 2, 2012 and the Form 8-K/A filed by the Company on February 13, 2013, set forth below are the Company’s responses to staff comments made via letter dated October 19, 2012 regarding the Form 8-K filed by the Company October 15, 2012. The numbering is intended to correspond to the comments in the letter from staff.

Changes in Registrant’s Certifying Accountant

Comment 1.
We note in your disclosure explaining that M&K has terminated the client-auditor relationship and informed you that they believe there are material errors within the Form 10-K that you filed on October 5, 2012. However, the disclosure on page F-2 of the Form 10-K indicates that you believe the financial statements presented in that filing, without adjustment to prior periods, comply with GAAP. Therefore, it appears that you may disagree with these former accountants. Under the circumstances further disclosure is required to comply with Item 304(a)(1)(iv) of Regulation S-K. You should describe each disagreement with details sufficient to understand the opposing views; and state whether any audit or other similar committee of the board of directors, or the board of directors, discussed the subject matter of such disagreements with the former accountant. Given that you also have disclosure on page F-2 of the Form 10-K that indicates you filed the report without correcting prior periods because you thought that it would take too much time to obtain a new audit, you may need to file an Item 4.02 Form 8-K to include the information required to be disclosed when you determine that previously issued financial statements should no longer be relied upon. In either case, you should amend both filings to clarify your position on this matter and obtain and file an updated Exhibit 16 letter.

Response 1.
The Company has attempted to comply with the staff comment. The Company is not aware of any material disagreements with M&K concerning the Form 10-K filed on October 15, 2012. The primary issue between the Company and M&K was the costs, expense and time required to perform additional work that M&K wanted to perform concerning prior periods that were audited by ADKF. The Company has not determined that previously issued financial statements should not be relied upon. The Company has filed an 8-K/A in an effort to clarify these matters and has attempted to, but has been unable to obtain an updated Exhibit 16 letter due to financial considerations.

Comment 2.
Since you included financial statements in the Form 10-K that you filed on October 5, 2012 without obtaining an audit for 2012, and without obtaining a reissued audit opinion for 2011, or a reaudit of that period, your filing does not comply with Item 8 of Form 10-K and Rule 8-02 of Regulation S-X. If you are unable to obtain a reissuance of the prior audit opinion you should label the prior year amounts as unaudited until you have obtained a new audit. However, if you are aware of errors in your financial statements you should immediately file an Item 4.02 Form 8-K as directed in the preceding comment, and restate your financial statements accordingly. You should also add disclosure on page 24 as necessary to comply with Item 9 of Form 10-K, pertaining to changes in and disagreements with accountants on accounting and financial disclosure.

Response 2.
The Company has attempted to comply with the staff comment. The Company has filed a Form 8-K/A labeling the prior year amounts as unaudited. The Company is not aware of errors in its financial statements.

Thank you for your attention to this matter. As always, should you have any remaining questions, or need any additional information, please do not hesitate to contact us. We are happy to cooperate in any way that we can.

Sincerely,

David P. Strolle, Jr.
DPS\mag
Cc: Client